CYPLASIN BIOMEDICAL LTD.
Anti-Viral Therapies and Vaccines Against Hepatitis C Virus

Laura Crotty	March 23, 2011
Division of Corporate Finance
Securities Exchange Commission
Washington, D.C.

Dear Ms. Laura Crotty,

Thank you for your letter dated February 17, 2011 regarding file no. 000-52057 and information relating to our last 10K dated January 31, 2010. Please note that while we have supplied all required and requested information we also wish to confirm that on the next and al subsequent 10K filings we will incorporate by reference all material agreements. I would also like to respond to you that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Sincerely,

Garth Likes
President

Suite 131 Advanced Technology Center ,	phone 780.990.4539
9650-20th avenue, Edmonton	fax 780.669.3971
Alberta Canada	email: glikes@c-pharma.net
T6N 1G1	www.c-pharma.net